

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2014

Via E-mail
H. Lutz Klingmann
President and Chief Executive Officer
Golden Queen Mining Co. Ltd.
6411 Imperial Avenue, West Vancouver
British Columbia, Canada, V7W 2J5

      Re: **Golden Queen Mining Co. Ltd.**
            Preliminary Proxy Statement on Schedule 14A
            Filed June 24, 2014
            File No. 000-21777

Dear Mr. Klingmann:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ James Lopez (for)

                    John Reynolds
                    Assistant Director

cc (via e-mail): Kenneth G. Sam, Esq.